ASPECT MEDICAL SYSTEMS, INC.
One Upland Road
Norwood, Massachusetts 02062
June 20, 2007
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.E.
Washington, DC 20549-6010
Attention:     Brian Cascio, Accounting Branch Chief

Re:	Aspect Medical Systems, Inc.
Form 10-K for the year ended December 31, 2006 Filed March 15, 2007

File No. 000-24663
Ladies and Gentlemen:
Submitted herewith on behalf of Aspect Medical Systems, Inc. (“Aspect” or the “Company”) are the Company’s responses to comments contained in the letter dated May 23, 2007 (the “Letter”) from Brian Cascio of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael Falvey, Chief Financial Officer of Aspect. The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.
Form 10-K for the Fiscal Year ended December 31, 2006
Financial Statements, page F-1
Note (10) Equity Incentive Plans, page F-19
2001 Stock Incentive Plan, page F-20
Comment:

1.	We note the disclosure on page F-21 that you utilized an independent valuation firm to validate the assumptions used in the Black-Scholes option price model. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration settlement.

Securities and Exchange Commission
June 20, 2007

Response:
               The Company respectfully notes the Staff’s comment and advises the Staff that it will remove all references to the third party validation of its Black-Scholes Option Pricing Model assumptions in future filings, beginning with the Company’s next Form 10-Q. The Company supplementally advises the Staff that the Company does not believe that the independent third party referenced in Note 10 constitutes an “Expert” for purpose of the disclosure and consent requirements of Regulation S-K. The Company advises the Staff that the independent valuation firm referenced therein assisted the Company in generating data and analyses to support the Company’s determination of the volatility, expected term and forfeiture rate used in the Black-Scholes Option Pricing Model described in Note 10. However, notwithstanding that the Company sought third party validation of its assumptions, such assumptions were made solely by the Company and were not prepared or certified by the third party for inclusion in the Form 10-K, or any future registration statement into which such Form 10-K may be incorporated.
Form 8-K filed April 25, 2007
Reconciliation of GAAP to Non-GAAP Net Income
Comment:
2.	We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of income. These formats may be confusing to investors as they also reflect numerous non-GAAP measures, such as non-GAAP cost of revenues, non-GAAP gross profit margin, non-GAAP research and development, non-GAAP sales and marketing, non-GAAP general and administrative expense, non-GAAP income from operations, non-GAAP income before income tax, and non-GAAP net income which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measures for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

Securities and Exchange Commission
June 20, 2007

•	To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.
•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in the document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response:
       The Company notes the Staff’s comment and intends to revise the presentation of its reconciliation of non-GAAP financial measures to its most directly comparable GAAP financial measures beginning with its next earnings press release and related Form 8-K in order to provide only those non-GAAP financial measures used by management that the Company highlights for investors, with the appropriate reconciliations and disclosures. In addition, the Company is supplementally providing to the Staff as Attachment 1 to this letter its proposed revised presentation of this information. For illustration purposes, the Company has based its revised disclosure on the information presented in its last earnings release and related Form 8-K which was furnished by the Company to the Commission on April 25, 2007. In addition, the Company is supplementally providing to the Staff as Attachment 2 to this letter the disclosures that it intends to include in future earnings releases in response to the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of non-GAAP Financial Measures for each Non-GAAP financial measure.
In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information, please telephone the undersigned at 617-559-7363.

Very truly yours,
/s/ Michael Falvey
Michael Falvey
Chief Financial Officer

Securities and Exchange Commission
June 20, 2007

Attachment 1
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended March 31, 2007			Three Months Ended April 1, 2006
	GAAP As	Stock-Based		GAAP As	Stock-Based
	Reported	Compensation	Non-GAAP	Reported	Compensation	Non-GAAP

Costs of revenue	$6,079	$(145)	$5,934	$5,346	$(105)	$5,241
Gross profit margin	$18,040	$145	$18,185	$16,542	$105	$16,647
Gross profit margin percent	74.8%	—	75.4%	75.6%	—	76.1%
Research and development expenses	$4,221	$(524)	$3,697	$3,647	$(371)	$3,276
Sales and marketing expenses	$10,045	$(808)	$9,237	$8,733	$(627)	$8,106
General and administrative expenses	$3,663	$(740)	$2,923	$2,938	$(537)	$2,401
Total operating expenses	$17,929	$(2,072)	$15,857	$15,318	$(1,535)	$13,783
Income from operations	$111	$2,217	$2,328	$1,224	$1,640	$2,864
Operating margin	0.5%	—	9.7%	5.6%	—	13.1%
Income before income tax	$1,093	$2,217	$3,310	$1,960	$1,640	$3,600
Income tax expense	$576	$(693)	$1,269	$23	$—	$23
Effective income tax rate	53%	(15%)	38%	—	—	—
Net income	$517	$1,524	$2,041	$1,937	$1,640	$3,577577
Diluted earnings per share	$0.02	$0.07	$0.09	$0.08	$0.07	$0.15

		Stock-Based
Guidance for Q2 2007	GAAP	Compensation	Non-GAAP

Net income per diluted share	$0.03 - $0.04	$0.07	$0.10 - $0.11

Securities and Exchange Commission
June 20, 2007

Attachment 2
Proposed Revised Earnings Release Disclosure
Non-GAAP Financial Information
          In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of Statement of Financial Accounting Standards No. 123(R), or “SFAS No. 123R”.
          The following items are excluded from our Non-GAAP Cost of Revenue, Non-GAAP Gross Profit Margin, Non-GAAP Gross Profit Margin Percent, Non-GAAP Total Operating Expenses (research and development, sales and marketing and general and administrative), Non-GAAP Income from Operations, Non-GAAP Operating Margin, Non-GAAP Income before Income Taxes, Non-GAAP Income Tax Expense, Non-GAAP effective income tax rate, Non-GAAP Net Income, Non-GAAP diluted earnings per share:
          Stock-Based Compensation Related to Employee Stock Options and restricted stock. These expenses consist of expenses for employee stock option under FAS123R. We exclude these stock-based compensation expenses and the related tax effects from our non-GAAP measures primarily because they are non-cash expenses, the complexity and considerable judgment involved in calculating their values, and the fact that they have in the past and are expected in the future to be driven by a different set of factors than the other expenses in this category.
•   The manner in which management uses the Non-GAAP measure to conduct or evaluate its business:
          The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation. Reconciliations of the GAAP to non-GAAP income statement financial measures for the three months ended March 31, 2007 and April 1, 2006 and expected net income per diluted share for the second quarter of 2007 are set forth in the financial tables attached to this earnings release and the reconciliations to those GAAP financial statements should be carefully considered.
          The Company applied the modified prospective method of adoption of SFAS No. 123R, under which the effects of SFAS No. 123R are reflected in the Company’s GAAP financial statement presentations for the three months ended March 31, 2007 and April 1, 2006. Gross profit margin, gross profit margin percent, costs of revenue, total

Securities and Exchange Commission
June 20, 2007

operating expenses (research and development, sales and marketing, general and administrative), operating income, operating margin, net income, income before income taxes and net income per share (referred to as earnings per share, or EPS) are the primary financial measures management uses for planning and forecasting future periods that are affected by shared-based compensation. Because management reviews these financial measures calculated without taking into account the effects of the new requirements under SFAS No.123R, these financial measures are treated as “non-GAAP financial measures” under Securities and Exchange Commission rules. Management uses the non-GAAP financial measures for internal managerial purposes, including as a means to compare period-to-period results on a consolidated basis and as a means to evaluate the Company’s results on a consolidated basis compared to those of other companies. In addition, management uses certain of these measures when publicly providing forward-looking statements on expectations regarding future consolidated basis financial results. Management and the Board of Directors will continue to compare the Company’s historical consolidated results of operations (revenue, costs of revenue, gross profit margin, gross profit margin percent, research and development expenses, sales and marketing expenses, general and administrative expenses, total operating expenses, operating income, operating margin, income before income taxes, as well as net income and EPS), excluding stock-based compensation, to financial information prepared on the same basis during the Company’s budget and planning process, to assess the business, make resource allocation decisions and to compare consolidated results to the objectives identified for the Company. The Company’s budget and planning process culminates with the preparation of a consolidated annual budget that includes these non-GAAP financial measures. This budget, once finalized and approved, serves as the basis for allocation of resources and management of operations. While share-based compensation is a significant expense affecting the Company’s results of operations, management excludes share-based compensation from the Company’s consolidated budget and planning process to facilitate period to period comparisons and to assess changes in gross margin, net income and earnings per share targets in relation to changes in forecast revenue.
          Profit-dependent cash incentive pay to employees, including senior management, also is calculated using formulae that incorporate the Company’s annual results excluding share-based compensation expense.
•   The economic substance behind management’s decision to use such non-GAAP measures:
          The Company discloses non-GAAP information to the public to enable investors to more easily assess the Company’s performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among other companies that separately identify share-based compensation expenses. In particular, the Company believes that it is useful to investors to understand how the expenses and other

Securities and Exchange Commission
June 20, 2007

adjustments associated with the application of SFAS No. 123R are being reflected on the Company’s income statements.
•   Why management believes the Non-GAAP financial measure provides useful information to investors:
     Management believes that each of the Non-GAAP measures reveals important information about the economic model of the Company and we discuss each of these items with investors on a regular basis on both a GAAP and Non-GAAP basis. The Company discloses this information to the public to enable investors to more easily assess the Company’s past performance and estimate future performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among other companies that separately identify share-based compensation expenses. In particular, the Company believes that it is useful to investors to understand how the expenses and other adjustments associated with the application of SFAS No. 123R are being reflected on the Company’s income statements.
•   The material limitations associated with use of Non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measures:
          The non-GAAP financial measures disclosed by the Company are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. The non-GAAP financial measures disclosed by the Company may be different from, and therefore may not be comparable to, similar measures used by other companies.
          Although these non-GAAP financial measures adjust expense, and diluted share items to exclude the accounting treatment of share-based compensation, they should not be viewed as a pro-forma presentation reflecting the elimination of the underlying share-based compensation programs, as those programs are an important element of the Company’s compensation structure and generally accepted accounting principles indicate that all forms of share-based payments should be valued and included as appropriate in results of operations.
•   The manner in which management compensates for these limitations when using Non-GAAP financial measure:
          Management takes into consideration this aspect of the non-GAAP financial measures by evaluating the dilutive effect of the Company’s share-based compensation arrangements on the Company’s basic and diluted earnings per share calculations and by reviewing other quantitative and qualitative information regarding the Company’s share-based compensation arrangements. Management also uses these non-GAAP measures in conjunction with GAAP measures to assess the impact of share based compensation.